Wellington Management Advisers, Inc.

Financial Statements and Supplemental Information
December 31, 2017
(With Report of Independent Registered Public Accounting Firm)

These financial statements and schedules should be deemed confidential pursuant to the Securities and Exchange Commission Rule 17a-5, subparagraph (e)(3). A statement of financial condition bound separately has been filed with the Securities and Exchange Commission as a public document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
B-68476

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING   01/01/2017   AND ENDING   12/31/2017

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wellington Management Advisers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Congress Street

(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Ferri   617-790-7306

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name - *if* individual, state last, first, middle name)

101 Seaport Blvd	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     X   Certified Public Accountant

          Accountant

          Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I, Eugene Ferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellington Management Advisers, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Eugene Ferri
Signature

Chief Financial Officer

Roy P. Rossi

Notary Public   Title

This report ** contains (check all applicable boxes):



ROY P. ROSSI
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July a, 201a

- X a) Facing Page.
- X b) Statement of Financial Condition.
- X c) Statement of Income (Loss).
-    d) Statement of Changes in Financial Condition.
- X e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X t) Statement of Cash Flows
-    g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X h) Computation of Net Capital.
-    i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
-    (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
-    (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-l and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
-    (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X m) An Oath or Affirmation.
-    (n) A copy of the SIPC Supplemental Report.
-    (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing , see section 240.17a-5(e)(3).

Wellington Management Advisers. Inc.
Index to Financial Statements and Supplemental Information
December 31. 2017

Page (s)



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Wellington Management Advisers, Inc.:

Opinion on *the Financial Statements*

We have audited the accompanying statement of financial condition of Wellington Management Advisers, Inc. (the "Company") as of December 31, 2017, and the related statements of income, of changes in shareholder's equity, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Pursuant to Rule 15c3-1 is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 23, 2018

We have served as the Company's auditor since 2010.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us

Wellington Management Advisers, Inc.
Statement of Financial Condition

	December 31, 2017
Assets	
Current assets:	
Cash and cash equivalents	$ 2,742,881
Receivable from affiliate	48,695
Income tax receivable	39,919
Total current assets	2,831,495
Fixed assets, net of accumulated depreciation	
Total assets	$ 2,831,495
Liabilities and Shareholder's Equity	
Current liabilities:	
Accounts payable and accrued liabilities	3,918
Total liabilities	3,918
Contingencies and guarantees	
Shareholder's equity:	
Common stock, $1 par value: 500 shares authorized, issued and outstanding	500
Additional paid-in capital	1,999,500
Retained earnings	827,577
Total shareholder's equity	2,827,577
Total liabilities and shareholder's equity	$ 2,831,495

The accompanying notes are an integral part of the financial statements.

Wellington Management Advisers, Inc.
Statement of Income

	Year Ended December 31, 2017
Revenue:	
Services Agreement Fees	$ 5,419,468
Expenses:	
General and administrative	4,647,426
Occupancy	390,000
Professional fees and regulatory filing fees	123,972
	5,161,398
Income before income taxes	258,070
Income tax expense	100,134
Net income	$ 157,936

The accompanying notes are an integral part of the financial statements.

Wellington Management Advisers, Inc.
Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2017	$ 500	$ 1,999,500	669,641	$ 2,669,641
Net income			157,936	157,936
Ending balance December 31, 2017	$ 500	$ 1,999,500	827,577	$ 2,827,577

The accompanying notes are an integral part of these financial statements.

Wellington Management Advisers, Inc.
Statement of Cash Flows

	Year Ended December 31, 2017
Cash flows from operating activities :	
Net income	$ 157,936
Adjustments to reconcile net income	
to net cash provided by (used in) operating activities:	
(Increases) in operating assets:	
Receivable from affiliate	(22,822)
Other current assets	(39,919)
(Decreases) in operating liabilities:	
Accounts payable and accrued liabilities	(4,034)
Accrued income taxes payable	(17,738)
Total adjustments	(84,513)
Net cash provided by operating activities	73,423
Net increase in cash and cash equivalents	73,423
Cash and cash equivalents at beginning of year	2,669,458
Cash and cash equivalents at end of year	$ 2,742,881
Supplemental Cash Flow Information:	
Income taxes paid	$ 155,441

The accompanying notes are an integral part of the financial statements.

Wellington Management Advisers, Inc.
Notes to Financial Statements
December 31. 2017

1.   Organization

Wellington Management Advisers. Inc. ("WMA") was incorporated in Delaware on October 29, 2009 and is a wholly-owned subsidiary of Wellington Management Funds Holdings LLP ("WMFH"). Wellington Management Group LLP ("WMG") is the ultimate parent of WMFH and through its subsidiaries. some of which are registered as investment advisers with the United States Securities and Exchange Commission ("SEC"), including its United States subsidiary Wellington Management Company LLP ("WMC"), provides investment management and investment advisory services primarily to institutions around the world. WMA operates as a broker-dealer pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes. WMA is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. WMA has a limited scope of business acting primarily as an introducing broker-dealer to offer interests in private funds sponsored by its affiliates ("Wellington Management Private Funds") and certain SEC-registered investment companies sub-advised by WMC registered under the Investment Company Act of 1940.

2.   Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any references to particular accounting topics in US GAAP in the accompanying financial statements are referring to the corresponding accounting topics in the Financial Accounting Standards Board Accounting Standards Codification ("ASC"), which may include guidance that is specifically applicable to nonpublic entities.

Events or transactions occurring after the period end date through the date the financial statements were issued, February 23, 2018, have been evaluated in the preparation of the financial statements.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes to the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash held with banks and are stated at amortized cost, which approximates fair value. Cash balances held in banks may exceed government deposit insurance limits, where available.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the assets' estimated useful life, which is 3 years for equipment. Disbursements that materially extend the life of fixed assets are capitalized and depreciated over the remaining life of the asset.

Costs incurred to develop or obtain software for internal use are capitalized in accordance with ASC 350-40, Intangibles-Goodwill and Other. Amortization is calculated on a straight-line basis over the estimated useful life of the software, which is generally 3 years or the contract term.

Wellington Management Advisers. Inc.
Notes to Financial Statements
December 31, 2017

Services Agreement Fees

WMA receives a services fee from WMC primarily for the introduction of prospects and clients to WMC's United States investment management capabilities, by way of offering interests in the Wellington Management Private Funds and certain SEC-registered investment companies sub-advised by WMC. Such fees are governed by the Inter-Company Services Agreement ("Services Agreement") between WMA and WMC.

Income Taxes

WMA files state and federal income tax returns. WMA provides for income taxes at the applicable statutory rates. Current income tax is based on the taxable income for the current year. Deferred income tax. if any, results principally from the recognition of expenses for financial reporting purposes in years different from those in which the expenses are deductible for income tax purposes.

Fair Value

The carrying amounts of the following financial assets and financial liabilities approximate their fair values: receivables from affiliate, accounts payable and accrued liabilities.

Credit Risk

WMA maintains non-interest bearing cash and cash equivalent accounts at financial institutions, which may have credit risk. WMA has not experienced any losses in these accounts to date. WMA attempts to minimize this risk by monitoring the credit quality of financial institutions.

3. Fixed Assets

Fixed Assets at December 31. 2017 consist of:

Equipment	$47,064
Less - accumulated depreciation	(47,064)

4. Income Taxes

WMA provides for income taxes at the applicable statutory rates. Income tax expense for the year ended December 31. 2017 consists of the following:

Current:		
Federal and State	$	100,134
	$	100,134

WMA's 2012 through 2017 tax years remain subject to examination by certain taxing jurisdictions. On December 22, 2017. United States tax reform (the "Tax Act") was signed into law. The Tax Act will decrease WMA's federal corporate income tax rate from 35% to 21% in 2018.

5. Related Party Transactions-Services Agreement

Under the Services Agreement. WMA provides services to WMC primarily by introducing U.S. prospects and clients to WMC's investment management capabilities by offering interests in the Wellington Management Private Funds and certain SEC-registered investment companies sub-

advised by WMC. In consideration of such services, WMC pays WMA a Services Agreement Fee in an amount equal to one hundred and five percent (105%) of all costs incurred by WMA, excluding intercompany fees charged by other WMC affiliated entities, income taxes and interest. As part of the Services Agreement, WMC agrees to make available to WMA the services of certain of its officers and employees required by WMA in the conduct of its business as well as office space, equipment, administrative and support services. General and administrative expenses as shown on the statement of income consists principally of compensation and related costs associated with the WMC officers and employees made available to WMA.

Services Agreement fees recognized under this arrangement were $5,419,468 during 2017 and the related receivable from WMC was $48,695 at December 31, 2017. Under the terms of the Services Agreement. the Right of Offset exists between WMA and WMC and effectively allows for the offsetting of receivables and payables between WMA and WMC. Therefore, only a net receivable or payable related to the activity under this agreement is recorded on the statement of financial condition. Payments are made in full on or before March 15 following the end of the taxable year.

6.   Shareholder's Equity

WMG made an initial capital contribution of $500 in common stock and $1,999,500 in Additional Paid-in-Capital in 2010. WMG transferred its ownership in WMA to WMFH on January 1, 2015.

7.   Comprehensive Income

There were no adjustments for comprehensive income in 2017.

8.   Net Capital Requirements

WMA is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-l) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital be no more than 15 to 1.

As of December 31, 2017, WMA had net capital for this purpose of $2,738,963 which was $2,733,963 in excess of its minimum net capital requirement of $5,000. WMA's ratio of aggregate indebtedness to net capital complied with the required limit and was 0.1%, at December 31, 2017.

9.   Exemption from Rule 15c3-3

WMA does not carry customer accounts or otherwise hold customer funds. Accordingly, WMA is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of subparagraph (k)(2)(i) thereof. Due to this exemption. WMA has not included the schedules "Computation for Determination of Reserve Requirements for Broker Dealers under Rule 15c3-3" or "Information Relating to Possession or Control Requirements under Rule 15c3-3" herein.

10.   Contingencies

In the ordinary course of business, WMA is subject to regulatory examinations, information gathering requests, inquiries, and investigations. As a registered broker/dealer, WMA is subject to regulation by the SEC, FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, WMA may receive requests from such regulators. To date, there are no significant financial contingencies resulting from any regulatory reviews or inquiries.

Wellington Management Advisers. Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
December 31. 2017

Net Capital		
Total shareholder's equity	$	2,827,577
Less - deductions and/or charges		
Excess insurance deductible		
Non allowable assets:		
Receivable from affiliate		(48,695)
Other assets		(39,919)
Net capital before haircuts on securities positions	$	2,738,963
Haircuts on securities positions		
Net capital	$	2,738,963
Aggregate Indebtedness		
Items included in the Statement of Financial Condition:		
Accounts payable and accrued liabilities		(3,918)
Total aggregate indebtedness	$	(3,918)
Computation of Basic Net Capital Requirements		
1. Minimum net capital required: 6 2/3% of aggregate indebtedness	$	261
2. Minimum net capital of broker-dealer	$	5,000
Net capital requirement (greater of 1. or 2.)	$	5,000
Excess net capital (net capital less net capital requirement)	$	2,733,963
Excess net capital at 120% (net capital less 120% of minimum net capital)	$	2,732,963
Ratio: aggregate indebtedness to net capital		0.1%